SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESPONDS TO AER LINGUS' REJECTION OF ITS AGM PROPOSALS TO REDUCE THE BLOATED FEES PAID TO AER LINGUS' NON EXECUTIVE CHAIRMAN AND DIRECTORS

Ryanair today (2
9
th

May
 09
) expressed its disappointment that the Board of Aer Lingus has recommended rejection of its two AGM proposals to cut Aer Lingus' bloated Non-Exec Chairman and Directors fees. Ryanair believes that these two resolutions are clearly in the best interests of all Aer Lingus shareholders. This latest rejection of Ryanair's proposals by the Board of Aer Lingus proves again that it is controlled by the Government and trade unions, leaving Ryanair - its largest shareholder - with no influence whatsoever. Ryanair pointed out that its resolutions, if passed, will reduce the fees paid to the Aer Lingus Board from €730,000 in 2008, to a still substantial €141,000 in 2009, thereby reducing Aer Lingus' costs by almost €600,000 to the benefit of Aer Lingus' profits, its share price and shareholder value
.

Ryanair said that this was the fifth time
over the past 2 years
th
at
 Aer Lingus ha
s
 ignore
d
 or rejected proposals from Ryanair, its largest (29.8%) shareholder, which included:

  Ryanair's
   Aug'07
   call for an EGM on the

  closure
   of the profitable Shannon base
  .

  Ryanair's
  Mar'08
  call for
  Aer Lingus to lower fares to stimulate traffic
   growth and profit
  s
  .

  Ryanair's
  May
  '08
  call
  for
   Aer Lingus to scrap
  its unfair long-haul
  fuel surcharges which
  were
  damag
  ing
   Aer Lingus'

  l
  ong-haul traffic.

  Ryanair's
  Feb'09
  request that
  secret
  multi-million euro
  senior
  executive
  resignation
  bonuses at Aer Lingus should
  not be agreed
  in future
  without
   shareholder
   approval
  .

  Ryanair's
  June'09
  o
  rdinary resolution
  s
   to
   reduce

  Aer Lingus'
  bloat
  ed

  N
  on
  E
  xec
  D
  irector
  (and Chairman's)
  fees
   which have increased five fold over
   the past
   2 years from €141,000 in 2006 to €730,000 in 2008
  .

The irrational and illogical determination of the
 Aer Lingus
 Board to dismiss
ively
 reject
every
 proposal from its largest shareholder (as illustrated above) even when these sensible
proposals would boost Aer Lingus profits and share price confirms again that Ryanair has no influence whatsoever
or control over the Board of Aer Lingus whose only policy appears to consist of taking
 the opposite course to that recommended by Ryanair regardless of the damage done to
 Aer Lingus
'

shareholder value
.

Since
 the
 Aer Lingus
Board
continues to be controlled and run by the Irish Government and the trade unions
 (
who between them have appointed the entire
Aer Lingus
Board
) who
 have presided over an 80% collapse in its share price over the past t wo
 years (from over €3
 in 200
7
 to under €0.60 in May
 2009
) Ryanair has accepted this reality and today announced that it has given
 a proxy over its 29.8% share of votes at the AGM in favour of the Minister for Transport, Mr Noel Dempsey on the two resolutions covering Non-Exec fees
.

The effect of this action is to allow the Minister
 for Transport - on his own -
to decide whether:

  Fees of €140,000
  p.a.
  to a Non Executive
  Chairman
   who attends approx 9 Board meetings a year (a cost of over €15,000 per Board meeting) is reasonable or justif
  i
  ed
  ,

  Fees of €36,000 p.a. to a
   Non Exec Director
   such as

  (
  f
  at
  c
  at trade union boss
  )
   David Begg
   (at a cost
   of €4,000 per
  Board meeting) is reasonable or justified in the
   context of a company whose market cap has fallen to just over €300m,
  and
  which reported losses of €108m in 2008 and has
  warned of
   increased losses in 20
  09
  .

Ryanair said it does not expect these individuals to work for free. It simply believes that a majority of non Government and non trade union shareholders would share its view that Non Executive Chairman's fees of €35,000 p.a. and Non Executive Directors fees of €17,500 p.a. (which is what was paid to Aer Lingus Directors in 2006, and is what is currently paid to Directors of other Irish Government Semi-States like the DAA Plc) is fair and reasonable for the limited time involved and the shareholder value destruction delivered by this Board at Aer Lingus
.

Speaking today, Ryanair's Michael O'Leary said:

"We have decided on this course of action today in order to avoid conflict
at Aer Lingus' AGM on 5
th
 June next. Giving a proxy over Ryanair's votes in favour of the Minister for Transport on the two resolutions concerning the bloated fees paid to Aer Lingus' Chairman and Non Executive Directors simply recognises the reality that Aer Lingus is controlled and run by the Government and the trade unions, which is why shareholder value is being destroyed. These recent events sadly confirm that Ryanair has no control or influence whatsoever over this failing, loss making airline
.

"The fact that the Board of Aer Lingus has refused to reduce its Directors
'
 fees to the leve
l
 they were at just
 over
 two years ago in 2006
,
 in recognition of the
urgent
need to reduce costs in the
 face of rising losses
, or to bring them into line with Directors
'
 fees paid
by other
 comparable semi-state compan
ies
 (
such as
the Dublin Airport Authority plc) leaves the Board of Aer Lingus with little

or no
credibility when it comes to negotiating
further cost
reductions

with its work force and trade unions in order to restore Aer Lingus to profitability.

"Sadly the Board of Aer Lingus seem more concerned to defeat every reasonable Ryanair proposal to improve profitability and shareholder value, in order to repeatedly prove that Ryanair has no influence or control over Aer Lingus. The rejection of these latest proposals is yet another sign of lamentable leadership at Aer Lingus and demonstrates once again that its Chairman and Board are completely out of touch with reality and have no regard whatsoever for the reasonable concerns of its shareholders or shareholder value
.

"
With Ryanair's votes in his pocket, t
he Minister for Transport
can
 now
alone
decide whether fees
of
 over €15,000 per Board meeting are reasonable in the case of Aer Lingus'
Non Exec
Chairman or fees
of
 €4,000
 per Board meeting
 are reasonable in the case of Aer Lingus' Non Executive Directors, all of whom are either Government appointees or trade union appointees
 like
ICTU boss
David Begg.

"I
f
 the Minister for Tran
s
port, Noel Dempsey,
abstains or
votes to protect these bloated Directors fees, then he too will have zero credibility when it comes to negotiations with Aer Lingus' trade unions and its workers on the significant

cost

reductions
and productivity improvements necessary to return Aer Lingus to profitability and restore shareholder value.

"Ryanair will be represented at Aer Lingus' AGM next Friday and will be addressing a series of questions to Aer Lingus Chairman, Colm Barrington and Board. We welcome Aer Lingus' recent (22 May) confirmation that Ryanair is welcome to attend the AGM and that we can ask anything we like. We look forward to taking Aer Lingus up on this invitation
"
.

Ends.

    Friday 29
th
 May 2009

For further information
please contact:
Stephen McNamara

Pauline McAlester
Ryanair Ltd

Murray Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 May 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary